SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35310; File No. 812-15523

CION Grosvenor Infrastructure Fund, et al.

August 30, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: CION Grosvenor Infrastructure Fund, CION Grosvenor Infrastructure Master Fund, LLC, CION Grosvenor Management, LLC, Grosvenor Capital Management, L.P., GCM Customized Fund Investment Group, L.P., GCM - Asga Infra Investment Holdings, L.P., GCM Blue Sails Infrastructure Offshore Opportunities Master Fund, L.P., GCM Grosvenor Cedar Infrastructure Investment Fund 2021 (Master), L.P., Alpha Z Infrastructure VI (Master), L.P., Electrical Workers Infrastructure Fund, L.P., GCM Grosvenor J Infrastructure Investment Fund 2024 (EURO) (Master), L.P., GCM Grosvenor J Infrastructure Investment Fund 2024 (USD) (Master), L.P., GCM Grosvenor J Infrastructure Investment Fund 2023 (EURO) (Master), L.P., GCM Grosvenor J Infrastructure Investment Fund 2023 (USD) (Master), L.P., 2021 Infrastructure Compartment (Master), a Sub-Fund of Vertuo (Master) S.C.Sp SICAV-RAIF, GCM Grosvenor - NPS Infrastructure Asia, L.P., GCM Grosvenor - NPS Infrastructure III, L.P

(2022-1 Investment Series), GCM Grosvenor KB Infra Investments, L.P., GCM U.S. Partnership Opportunities, L.P., GCM Grosvenor Pacific, L.P. (2020-1 Investment Series), LTV Infrastructure (GCM) (Master), L.P. (2022-1 Investment Series), GCM Grosvenor Infrastructure Investment Program, L.P. (2022-1 Investment Series), Texas Emerging Managers Private Markets Program, L.P., GCM WPP Global Infrastructure, L.P., GCM Grosvenor Multi-Asset Class Master Fund III, L.P., GCM Grosvenor Infrastructure Opportunities Fund, SCSp, GCM Grosvenor - Osool Investments, L.P., GCM Grosvenor Nest Sammelstiftung II, L.P. (2023-1 Investment Series), GCM Grosvenor Customized Infrastructure Strategies III, L.P, and GCM Grosvenor Infrastructure Advantage Fund II, L.P.

Filing Dates: The application was filed on November 17, 2023, and amended on April 17, 2024 and July 25, 2024.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below.

Hearing requests should be received by the Commission by 5:30 p.m. on September 24, 2024, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Aaron Gilbride, Aaron.Gilbride@lw.com, Laura Ferrell, Laura.Ferrell@lw.com, Joel Cavanaugh, Joel.Cavanaugh@lw.com, Girish S. Kashyap, GKashyap@gcmlp.com.

FOR FURTHER INFORMATION CONTACT: Deepak T. Pai, Senior Counsel, or Thomas Ahmadifar, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' second amended and restated application, dated July 25, 2024, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system.

The SEC's EDGAR system may be searched at, at

http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.